

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Michael Nessim
Chief Executive Officer
Binah Capital Group, Inc.
17 Battery Place, Room 625
New York, New York 10004

> **Re: Binah Capital Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed on December 23, 2022**
> **File No. 333-269004**

Dear Michael Nessim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed December 23, 2022

What vote is required to approve the Proposals?, page 10

1. Please disclose what percentage of public shareholders need to vote in favor of the business combination for it to be approved.

Do any of KWAC's directors or officers have interests , page 11

2. Please quantify in the question and answer section the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of the business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please provide similar disclosure for the company's officers and directors, if material.

What are the U.S. federal income tax consequences of the business combination, page 16

3.   We note the disclosure here that the merger is intended to qualify as a tax-deferred exchange. However, at page 39 in the risk factor, "There may be tax consequences," you say the merger is expected to be tax-free. Please revise for consistency or advise.

Summary of the Proxy Statement/Prospectus, page 18

4.   Please include disclosure in the summary showing the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

Certain Other Benefits in the Business Combination, page 23

5.   It appears Oppenheimer's underwriting fees remain constant and not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis.

6.   We note Oppenheimer performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Oppenheimer that are contingent on completion of the merger.

Risk Factors, page 33

7.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

8.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Since KWAC's Sponsor and KWAC's director, officers and advisors, page 35

9.   We note the disclosure here that at any time prior to the Special Meeting, the Sponsor, KWAC's directors and officer and advisors, Wentworth and/or its respective affiliates may purchase shares and/or warrants from investors. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

10.   Please also clarify in this risk factor or elsewhere as appropriate if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

<u>The Proposed Holding Charter will provide that the Court of Chancery, page 56</u>

11.   We note your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We note your disclosure that with respect to the Exchange Act, only claims brought derivatively under the Exchange Act would be subject to the forum selection clause described above. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please similarly revise at page 98 under "Forum."

<u>Summary Income Statement and Non-GAAP Measures (in millions), page 92</u>

12.   In regards to your non-GAAP measures, please address the following:
   • Clearly disclose which are the non-GAAP measures(e.g., Total Revenue, Cost of Revenue, Gross Profit, Adjusted G&A, Adjusted EBITDA) and provide a discussion of the reasons by management believe the measures are useful to investors;
   • For all of your non-GAAP measures in response to the bullet above, include quantitative reconciliations for all periods, including for the TTM September 2022 period, to the comparable GAAP measures.
   • Include a description of the gross amounts included in the Non-recurring expenses adjustment; and
   • Include the details of the footnotes to the table you have presented.

13.   In regards to your reconciliation from net earnings to Adjusted EBITDA, we note an adjustment for depreciation and amortization in the amount of $5.5 million for 2021. Please tell us why this amount does not reconcile to the depreciation and amortization amount in your pro forma information for 2021 on page 120 or to the financial statements on page F-60.

14.   We note your presentation of "Pro Forma" financial results for the periods presented. Please tell us whether this represents pro forma information consistent with Article 11 of Regulation S-X. If so, tell us how it reconciles to the Article 11 Pro Forma information on pages 115-124. In addition, tell us how you considered Question 100.05 of the Non-GAAP Financial Measures C&DI updated on December 13, 2022.

<u>Unaudited Pro Forma Condensed Combined Balance Sheet, page 118</u>

15.   Please tell us why the equity line items in the WMS (Historical) column do not reconcile, individually, to the September 30, 2022 balances disclosed on page F-45. For example, we note that accumulated deficit and additional paid-in capital have zero balances in the historical column of the pro forma information.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 119

16.   Please tell us why your pro forma financial information does not reflect any income tax adjustments for either the nine months ended September 30, 2022 or year ended December 31, 2021.

17.   We note that the interest, depreciation and amortization line items for historical WMS for the year ended December 31, 2021 do not reconcile to the amounts disclosed on the face of the financial statements on page F-60. Please tell us why they do not reconcile or revise accordingly.

4. Earnings Per Share, page 123

18.   Please tell us and revise to disclose how you have considered the potential dilutive impact of warrants, or other potential outstanding securities if applicable, on your pro forma net income per share attributable to common stockholders.

Redemption of Rights for Holders of Public Shares, page 127

19.   We note the sponsor, officers and directors have entered into a letter agreement to waive their redemption rights with respect to the Founder Shares and any Public Shares they may acquire after the IPO in connection with the completion of the initial business combination. Please describe any consideration provided in exchange for this agreement. If any consideration was provided in exchange for the agreement, please also disclose this under the question and answer section.

Business of Wentworth
Our Company, page 143

20.   We note your disclosure that the Company has over 1900 registered individuals. Please revise to define the term registered individuals in your disclosure.

Results of Operations, page 149

21.   Please include a discussion of any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues and income from continuing operations. We refer you to Item 303(b)(2)(ii) of Regulation S-K.

Commissions, page 150

22.   We note your disclosures regarding the Company's policies for trailing commission revenues, including variable consideration. Please address the following:
- Tell us if these revenues are subject to reversal if there is a decline in the current market value of clients' investment holdings in trail-eligible asset.
- Disclose the gross amount of trail-eligible assets held at the end of each period, along with other qualitative information about the trail-eligible assets.

- Disclose the how the revenue amount is determined, including hurdle rates if applicable, and quantify any specific performance information of the assets.
- We note that the constraint is removed once the investment holdings value can be determined. Tell us when this typically occurs and how the value is determined.

23. We note that the increase in sales-based commission revenue for the nine months ended September 30, 2022 and full year 2021 compared to their prior comparable periods was due to the World Equity Group, Inc acquisition that closed in May 2021 and changes in sales of annuities and mutual fund products. Please revise to quantify the individual impact from each of these items on your revenues. Provide similar updates to your discussion of changes in Advisory Fee revenues on page 151.

Revenues, page 150

24. We note your disclosure that revenues are analyzed to determine whether the Company is the principal or agent in the contract. Please provide us with your principal vs. agent accounting analysis and conclusions. In addition, tell us and revise your disclosure to state whether you are the principal or agent and disclose the material terms of the arrangements.

Commissions and Fees, page 151

25. Please provide details on the calculation of the payout range and how it is used to evaluate your business.

Interest and other income, page 151

26. Please include a discussion of this line item in accordance with Item 303(b)(2) of Regulation S-K.

Liquidity and capital resources, page 153

27. We note your incomplete reference to the footnotes. Please revise your disclosure accordingly.

Critical Accounting Policies and Estimates, page 156

28. Please revise your disclosure to discuss your critical accounting estimates and the related information required by Item 303(b)(3) of Regulation S-K. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Beneficial Ownership of Securities, page 178

29. Please include disclosure, separate from the beneficial ownership table, of the sponsor and

its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Condensed Consolidated Statements of Changes in Members' Equity, page F-45

30. We note that the Company had accumulated deficit as of January 1, 2021 and 2022. We also note that the Company presents adjustments for contribution and distribution of capital through Accumulated Deficit during the periods presented. Please address the following:
   • Provide us with your accounting analysis, with reference to authoritative literature, supporting your accounting and presentation for these amounts within accumulated deficit.
   • Tell us what the negative contribution of capital during the nine months ended September 30, 2021 represents.
   • In regards to the above bullet, tell us how your presentation in the interim financial statements is consistent with your annual financial statement on page F-61, which does not show contribution of capital through accumulated deficit.

Wentworth Management Services, LLC Financial Statements
Audited Financial Statements as of and for the year ended December 31, 2021, page F-58

31. We note that you have separate audit reports and financial statements for the fiscal years ended December 31, 2020 and December 31, 2021. Please tell us why you are presenting your financial statements in this manner as opposed to combining the audit reports and financial statements. In addition, tell us how this presentation complies with Article 3 of Regulation S-X.

Notes to the Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation, page F-64

32. We note your disclosure here and in other instances in your filing (e.g. pages 149, 153 and F-48) which state that there are conditions that raise substantial doubt about the Company's ability to continue as a going concern. However, we do not note a reference to this fact or explanatory paragraph in the audit report on page F-58. Please advise. Refer to AU Section 341.

3. Business Combinations, page F-67

33. We note your disclosures surround the May 2021 acquisition of WEG. Related, we also noted your discussion of changes in revenues and expenses on pages 150-151 that the acquisition was a primary driver of those changes. Please address the following:
   • Tell us how you considered the guidance in Rule 3-05 of Regulation S-X for the acquisition. Provide us with your significance calculations.
   • Revise to disclose information required by ASC 805-10-50-2(h).

<u>General</u>

34. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and indentify any material resulting risks.

35. We note the disclosure regarding a potential PIPE investment in conjunction with the closing of the merger. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, or officers will participate in the private placement.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance